

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 7, 2022

Jinfeng Huang
Chairman of the Board of Directors and Chief Executive Officer
Yatsen Holding Ltd
Building No. 35, Art Port International Creation Center
No. 2519 Xingang East Road, Haizhu District
Guangzhou 510330
People's Republic of China

> **Re: Yatsen Holding Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 22, 2022**
> **File No. 001-39703**

Dear Mr. Huang:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F filed April 22, 2022

Our Holding Company Structure and Contractual..., page 3

1.   Because you are a Cayman Islands holding company with operations conducted by subsidiaries and through contractual arrangements with a VIE based in China, please disclose that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of

your securities to significantly decline or become worthless.

2. Please revise page 3 to disclose prominently that there are legal and operational risks associated with having your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. It appears that you use terms such as "we," "our," "our company," and "us" when describing activities or functions of the VIE. Please update to remove using such terms when referring to a VIE. For example, clarify, if true, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Permissions or Filings Required from the PRC..., page 5

4. In this section, disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors, and revise to remove the "material" qualifier contained in the third sentence under the heading. Revise to explain how you determined that permissions are not required by China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or other governmental agencies, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Holding Foreign Companies Accountable Act, page 5

5. Please prominently disclose that the Public Company Accounting Oversight Board ("PCAOB") has determined that it is unable to inspect or investigate completely the registered public accounting firm that you have retained because of a position taken by an authority in the foreign jurisdiction. In light of this determination, provide additional disclosure regarding how the Holding Foreign Companies Accountable Act (HFCAA) and

related regulations has impacted or could impact your company in the future. Also, expand the disclosure to discuss the potential impact of the Accelerating Holding Foreign Companies Accountable Act ("AHFCAA"), which has been passed by the United States Senate, if enacted.

Item 1A. Risk Factors
Risks Relating to Our Corporate Structure, page 16

6. Revise the risk factor to clarify that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

7. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

8. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Data Security, page 31

9. We note your disclosure regarding Cyberspace Administration of China (CAC). In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Holding Company Structure, page 112

10.   We note that the consolidated VIE constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

11.   In connection with the requested condensed consolidating schedule, please also provide a roll-forward of the investment in subsidiaries and VIEs line item in the parent's financial statements.

General

12.   Please revise the definition of China and PRC so that it does not exclude Hong Kong and Macau.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Joe McCann at (202) 551-6262 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences